As Filed with the Securities and Exchange Commission on October 9, 2002
                                             Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    --------

                                    Form S-2

                             REGISTRATION STATEMENT

                                      Under

                           THE SECURITIES ACT OF 1933
                        POLYMER RESEARCH CORP. OF AMERICA
                  ---------- ---------------------------------
             (Exact name of registrant as specified in its charter)

                New York                          11-2023495
        -----------------------------------------------------------------
    (State or other jurisdiction         (I.R.S. Employer Identification No.)
   of incorporation or organization)

                                2186 Mill Avenue,
                               Brooklyn, NY 11234
                                 (718) 444-4300
                        ---------------------------------
                        (Address, including zip code, and
                        telephone number, including area
                         code, of registrant's principal
                                executive office)

                             Robert W. Forman, Esq.
                   Shapiro Mitchell Forman Allen & Miller LLP
                     380 Madison Avenue, New York, NY 10017
                                 (212) 972-4900
                        ---------------------------------
                       (Name, address, including zip code,
                      and telephone number, including area
                           code, of agent for service)

Approximate date of commencement of proposed sale to public: As soon as practicable after the Registration Statement becomes effective.

                  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ x ] If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1), check the following box.
                                                        [ ]

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]___________________

                  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]___________________

                  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.[ ]___________________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]___________________

                         CALCULATION OF REGISTRATION FEE

======================== ====================== ====================== ====================== ======================
                                                      Proposed                Proposed
    Title of each                                     maximum                 maximum
      class of                  Amount                offering                aggregate             Amount of
    securities to                to be                price                   offering             registration
    be registered              registered             per share (1)            price                   fee
======================== ====================== ====================== ====================== ======================
Common Stock, $.01 par
value                           300,000                 $1.91                $573,000                $53.00
======================== ====================== ====================== ====================== ======================

(1) Pursuant to Rule 457(c) of the Securities Act of 1933, the registration fee is calculated using the last sales price on October 7, 2002 of the Common Stock of Polymer Research Corp. of America as reported on the NASDAQ Small Cap Market.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 (a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8 (a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED October 9, 2002

PROSPECTUS                                                        300,000 SHARES

                        POLYMER RESEARCH CORP. OF AMERICA
                                  COMMON STOCK
                                  ------------

         This prospectus relates to the sale by Eli Weinstein ("Selling Stockholder") of 300,000 shares of Common Stock, par value $.01 per share, of Polymer Research Corp. of America ("PRCA") acquired by such Selling Stockholder in connection with the purchase of 150,000 Units, each Unit consisting of one share of Common Stock and a Warrant to purchase one share of Common Stock. See page 13 for further information with respect to such Selling Stockholder. PRCA will receive no portion of the proceeds of any such sales of Common Stock by the Selling Stockholder. PRCA received $225,000 as the purchase price of the Units, which it will use for working capital purposes. PRCA received an additional $225,000 upon exercise of the Warrants, which it will also use for working capital purposes.

         Our Common Stock is quoted on the NASDAQ Small Cap Market under the trading symbol PROA. On _________, 2002, the closing price of a share of our Common Stock on the NASDAQ Small Cap Market was $____.

         The shares of Common Stock covered by this Prospectus may be offered for sale from time to time on the NASDAQ Small Cap Market or otherwise by the Selling Stockholder at prices then obtainable.

         It is anticipated that usual and customary brokerage fees will be paid by the Selling Stockholder on the sale of the shares of Common Stock offered hereby. PRCA will pay the other expenses of the offer of the shares of Common Stock by the Selling Stockholder as described in this Prospectus.

         Our principal place of business is located at 2186 Mill Avenue, Brooklyn, NY 11234. Our phone number at that address is (718) 444-4300.

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR

REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PRCA OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                  The date of this Prospectus is _____, 2002.


                                TABLE OF CONTENTS

                                                                                                Page

Uncertainty of Forward-Looking Statements                                                         3
Risk Factors                                                                                      4
Our Company                                                                                       6
Management's Discussion and Analysis                                                              9
No Proceeds from Offering to PRCA                                                                 12
Selling Stockholder and Plan of Distribution                                                      13
Description of Capital Stock                                                                      13
Market for Common Equity and Related Stockholder Matters                                          13
Legal Matters                                                                                     15
Experts                                                                                           15
Changes In and Disagreements With Accountants on Accounting and Financial Disclosure              16
Indemnification of Directors and Officers -
  Disclosure of Commission's Position on Indemnification                                          16
Available Information on the Company                                                              16
Index to Financial Statements                                                                     F-1


                    UNCERTAINTY OF FORWARD-LOOKING STATEMENTS

         This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.

         Forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements not to occur or be realized. Such forward-looking statements generally are based upon the Company's best estimates of future results, performance or achievement, based upon current conditions, and based upon the most recent results of operations. There can be no assurance that actual results will not differ materially from those expressed or implied in the forward-looking statements.

         Forward-looking statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," believe," "estimate," anticipate," "continue" or similar terms, variation of those terms or the negative of those terms. Potential risks and uncertainties include, among other things, such factors as the ability to attract and retain qualified personnel, demand for our research which during economic slowdowns is usually weaker, the effect on our financial condition of delays in payments received from third parties, economic conditions, and other factors which may be set forth in our other filings with the Securities and Exchange Commission.

                                  RISK FACTORS

         Investing in our Common Stock involves risks. Prospective investors should carefully consider the following risk factors before making a decision to purchase any of the securities offered hereby.

We Have Experienced Significant Declines in Revenues and Operating Results in the First Six Months of 2002

         Our results of operations are currently being, and have been in the past, and could in the future be, adversely affected by the downturn in the economy. The Company cannot predict when, or if, the current downturn in the economy and its business will begin to improve. For the six-month period ended June 30, 2002, the Company had a net loss of $581,201 on net revenues of $1,632,262. For the first six-month period ended June 30, 2001, the Company had net income of $284 on net revenues of $2,926,725. While net revenues have declined significantly in the six months ended June 30, 2002, the cost of revenue and selling, general and administrative expenses have not been reduced proportionately, although we have reduced the number of our employees. If revenues do not increase, working capital will likely continue to decline. Management believes that at June 30, 2002, the Company's liquidity was sufficient to satisfy its cash requirements for selling, general and administrative expenses for 3.5 months at the current level of operations.

We Have Not Had Consistently Profitable Operations in the Last Three Years.

         For the fiscal years ending December 31, 2001, 2000 and 1999, the Company had net income of $12,462 on net revenues of $5,072,092, a net loss of $220,909 on net revenues of $5,071,241 and a net loss of $136,045 on net revenues of $4,836,157, respectively. The Company's operating results are affected principally by our ability to attract new research customers. Like many other businesses, during times of economic slowdowns, our revenues are adversely affected.

We Depend Upon Certain Key Members of Management Who Are 78 Years Old.

         The success of the Company is largely dependent on the efforts of Carl Horowitz, President of the Company and the Company's co-founder, who is 78 years of age and John Ryan, who is 47 years of age, our principal sales person. The loss of the services of either could have a material adverse effect on the Company's business and prospects. While Dr. Horowitz is in good health and beneficially owns approximately 42.5% of our Common Stock, there can be no assurance that he will continue to actively run the Company. Similarly, John Ryan has worked at the Company for more than 20 years. He has no employment agreement and no post-employment restrictions and could leave the Company's employ at any time. The loss of his services could have a material adverse effect on the Company's sales and profitability.

Carl Horowitz and Irene Horowitz Beneficially Own a Substantial Portion of our Common Stock And Are Likely in a Position to Determine the Outcome of Corporate Elections.

         Carl Horowitz and Irene Horowitz, President and Senior Vice President and members of the Board of Directors, beneficially own 42.5% of the outstanding shares of Common Stock. By virtue of such ownership and their positions with the Company, Carl Horowitz and Irene Horowitz may have the practical ability to determine the election of all directors and control the outcome of substantially all matters submitted to the Company's stockholders. Such concentration of ownership could have the effect of making it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company.

There is Significant Competition in the Our Businesses.

         In our contract research and development business the Company competes with the in-house research and development staffs of its customers and scientists at educational institutions and foundations who will serve private customers. There can be no assurances that competitors will not develop technology that is superior to ours or costs less than ours.

Our Patents May Not Be Enforceable or Provide any Competitive Advantage.

         The Company has 10 patents which cover our basic grafting process. We can give no assurance that any of the patents which we possess or might possess in the future will be enforceable or, if enforceable, will provide us with an advantage over our competitors or that such patents will not be rendered obsolete by technological change. Moreover, the patent rights for any new application that we develop for a customer is generally assigned to that customer pursuant to our research contract.

We are exposed to various risks related to legal proceedings or claims.

         The Company is, and in the future may be, involved in legal proceedings or claims regarding contracts and other matters. These legal proceedings and claims, whether with or without merit, could be time-consuming and expensive to defend, and could divert management's attention and resources. An unexpected, unfavorable outcome in one or more such cases could have a material adverse affect on our financial condition although management believes that we have established adequate reserves for these claims.

Absence of Dividends.

         The Company has never paid cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future, but intends instead to retain future earnings, if any, for reinvestment in its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements, and such other factors as the Board of Directors deem relevant.

Technological Changes May Render Our Technology Obsolete or Decrease the Attractiveness of Our Services to Customers.

         Our ability to compete, and our future results, may depend in part on our ability to market and continue to develop cost effectively our technology and to introduce enhancements and additions to our technology to meet customer demands and advancements in technology. There can be no assurance that we will successfully market and develop our technology, that technologies or services developed by others will not render our services obsolete or noncompetitive, or that our technology will continue to achieve acceptance in the marketplace.

The Company May Not Always Satisfy NASDAQ Listing Standards.

         Our Common Stock trades on the NASDAQ Small Cap Market. To continue to be listed on NASDAQ, the Company must maintain a public float (i.e., the market value of common stock held by non-affiliates) of at least $1 million, and must maintain a minimum stock price of $1 per share. From time to time in the past, the Company has fallen below NASDAQ's continued listings requirements. In each case, the Company has been able to obtain an exemption or satisfy NASDAQ's continued listing requirement. There can be no assurance that NASDAQ will not increase its listing requirements or that the Company will be able to continue to be able to be in compliance with current or future listing requirements. In that event, the Company's Common Stock would be delisted from the NASDAQ Small Cap Market and, assuming the Company keeps its public reporting current, would trade in the OTC electronic bulletin board, a market considered less liquid and less prestigious than NASDAQ Small Cap Market.

Sporadic Trading in the Market for Our Securities.

         Our Common Stock is quoted on the NASDAQ Small Cap Market. However there is only sporadic trading in our Common Stock. Consequently, holders of our Common Stock may have difficulty selling shares of our Common Stock owned by them.

                                   OUR COMPANY

         PRCA is principally engaged in research and development in polymer chemistry, on a contract basis, particularly in the application of chemical "grafting", i.e., techniques for modification of organic and inorganic substances. PRCA also manufactures and sells products arising from research activities and textile printing inks.

         During 2001, research revenues and product sales accounted for 86 percent and 14 percent of PRCA's net revenues, respectively. For the six months ended June 30, 2002, research revenues and product sales accounted for 87 percent and 13 percent of PRCA's net revenues respectively. For a detailed breakdown of segments of the Company's revenues, income, capital expenditures and identifiable assets, see Note 12 of Notes to Financial Statements on page F-17.

         PRCA was incorporated under the laws of New York State in 1963.

Research and Development Contract Work

         "Polymers" are essentially compounds of high molecular weight, such as plastics and resins. Polymers result from chemical reactions of compounds with low molecular weights, called "monomers," which react to form a polymer. Generally, a polymerization reaction (i.e., the chemical creation of a polymer) entails the application of heat to a solution containing the appropriate monomers, in the presence of a catalyst; the result of the reaction can include one or more kinds of polymers.

         The Company owns 10 current patents for its chemical "grafting" technology. Chemical "grafting" refers to processes by which surfaces are bonded together, or a coating is affixed to a surface through various polymerization reactions.

         Chemical "grafting" is done by treating a surface with one or more solutions containing monomers, polymers and/or other chemicals. By using heat, catalysts and/or other appropriate techniques, small "whiskers" grow on the surface being treated. These "whiskers" are generally polymers, which include in their chemical makeup molecules that remain part of the surface being treated. The "whiskers" can themselves form a protective coating on a surface or join the "whiskers" from another surface thus bonding the two surfaces together. Alternately, by suitable methods, grafting can take place in depth throughout the body of the substrate, i.e. the product to be grafted.

         By using chemical "grafting" techniques, the Company can form a permanent scratch and corrosion-resistant protective coating on plastics, rubber, metals, and other substances.

         The Company has conducted research and development contract work for specific application of its chemical "grafting" techniques has been done for pharmaceutical companies and manufacturers of industrial equipment, tires, packaging material, pipes, tubes and plastic films, and other enterprises.

         The Company markets its research and development services by contacting businesses which might have a use for chemical "grafting." Typically, the Company and the prospective customer determine the possible application of chemical "grafting" in which the customer has an interest. The Company then submits a research proposal based on specifications provided by the prospective customer. If the proposal is accepted, or if an acceptable proposal is negotiated, the Company enters into a contract with the customer and commences the necessary research.

         Almost all of the research and development contracts provide that if the Company successfully develops a patentable new process while working on the contract, the Company will assign patent rights to the customer who then will have the exclusive right to use that process. This right generally extends only to uses for which the Company was hired , and in some instances, is dependent upon the customer making specified payments to the Company. The Company believes that these provisions are necessary to secure its research business and have not unreasonably inhibited the Company's research and development projects for other customers.

         Research revenue earned from foreign customers outside the United States aggregated approximately $1,000,000 for 2001, representing approximately 23% of total annual research revenues for 2001 and $65,000 for the six months June 30, 2002 representing approximately 4.5% of total annual research revenues for such six month period.

         As of June 30, 2002, the Company employed six in-house sales persons to market its research and development contracts, primarily through bulk mailings and presence on the Internet to targeted potential customers.

         To date, all of the Company's research and development services have been related to contracts for customers.

Production

         The Company manufactures formulations resulting from research work predominantly as an accommodation for the companies for whom the research work was done.

         The Company also has, since its inception, produced and sold color inks, and components thereof. These products are used by textile businesses for the printing of textiles.

         The manufacture of textile inks is essentially a process of mechanically mixing solvents, resins, emulsions, gums, oils and pigments to produce a colored ink which can be printed onto cloth. The Company owns and operates the mixing machinery for this manufacturing process and acquires the required ingredients from a variety of sources. The Company is not dependent upon a particular supplier for the ingredients. Management believes the Company's textile inks are solvent-free and non-polluting.

         During 2000, 2001 and the first six months of 2002, no one customer of the Company accounted for more than 5% of its sales of formulation products or textile inks. The Company has no long-term contracts with its customers for textile inks and maintains approximately a one-month supply of the ingredients for the textile inks in inventory. The Company fills 95% of all textile ink orders within two business days after their receipt. The sales of printing inks has not been a significant source of revenues or profits for the Company.

         The Company markets its textile inks to the United States and foreign customers. Foreign customers account for less than 5% of the Company's textile ink sales.

Employees and Employee Relations

         As of June 30, 2002, the Company had 37 full-time employees. The President and 16 other scientists in the Company's Research Department are engaged in research and development. None of the Company's work force are represented by a labor union and management of the Company believes that it enjoys a good working relationship with our employees.

Competition

         The fields in which the Company does business are highly competitive.

         In its contract research and development business, the Company competes with the in-house research and development staffs of its customers and scientists at educational institutions and foundations who will service private customers. The Company also faces potential competition from research and development companies which are substantially larger than the Company, and various private laboratories, although the Company believes that it is presently the only Company doing contract research and development work in the field of chemical "grafting" for other companies. The Company's "grafting" techniques include the use of innocuous or mild non-alkaline and non-acidic chemicals. In addition, the Company's method of grafting, by use of chemicals, is less expensive than other methods such as gamma ray grafting.

Environmental Consideration

         The Company does not believe that its operations are adversely affected by existing environmental regulations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

Six months ended June 30, 2002 v. June 30, 2001.

         Net revenues for the first half of 2002 were $1,632,262 a decrease of $ 1,294,463 (44%) compared with the first half of 2001. Research sales decreased $1,107,078 (44%) in the first half of 2002 compared to 2001 due to a slower granting of research contracts by customers, which Management believes to be related to lead time in procuring such contracts as a result of a downturn in the economy. Product sales decreased $187,385 (47%) compared to the first half of 2001 due to decreased demand from research customers.

         The cost of revenues in research increased to 29% from 22% in the first half of 2002 compared to 2001 as a result of significantly decreased sales with similar costs. The cost of revenues in production increased to 96% from 89% in the first half of 2002 compared to 2001 as a result of decreased sales and similar expenses.

         Selling, general, and administrative expenses increased as a percentage of sales in the first half of 2002 as compared to the same period of 2001 from 66% to 97% as a result of significantly decreased sales. Selling, general, and administrative expenses decreased in 2002 by approximately $377,068 when compared to the comparable period of 2001 as a result of significantly decreased payroll in non-lab and non-production departments.

         The Company incurred a net loss of $567,555 in the first six months of 2002, compared with net income of $41,572 in the first half of 2001. The substantial decline in operating results was caused principally by the 44% decline in revenues.

Year Ended December 31, 2001 v. December 31, 2000

Revenue Analysis

                                                    Percentage of
                        ($ In Thousands)            Total Revenues
                      -------------------        --------------------
                        2001        2000           2001        2000
                      ------       ------        -------      -------
Research              $4,361       $4,399          86.0%        86.7%
Production               711          672          14.0%        13.3%
                      ------       ------        -------      -------
Total Revenues        $5,072       $5,071         100.0%       100.0%
                      ======       ======        =======      =======

         Total revenues in 2001 remained constant with revenues in 2000. The decrease in research revenue was partially offset by an increase in production revenue. Research revenue decreased 0.9% or $37,804, while production sales increased 5.7% or $38,655 from 2000 to 2001.

         The increase in production was primarily attributable to an increase in demand for product by research customers. The decrease in annual research sales was primarily the result of decreased market demand for research related to a sense of uncertainty in the economy in the period following September 11. Through the third quarter of 2001, research and production sales were ahead of the previous year. The rate of inflation has not had a material impact upon the results of operations.

Cost of Revenue Analysis

                                                                 Percentage of
                                         ($ In Thousands)        Total Revenues
                                        ------------------     -----------------
                                         2001        2000       2001       2000
                                        ------      ------     ------     ------
Cost of Research                          $957      $1,065      18.9%      21.0%
Cost of Production                         445         609       8.8%      12.0%
                                        ------      ------     ------     ------
Cost of Total Revenues                  $1,402      $1,674      27.7%      33.0%
                                        ======      ======     ======     ======

         Costs of revenues as a percentage of sales decreased in 2001 as compared to 2000 primarily as a result of decreased labor costs in connection with fewer employees at lower salaries.

Selling, General and Administrative Expenses Analysis

                                                                  Percentage of
                                         ($ In Thousands)        Total Revenues
                                        ------------------     -----------------
                                         2001        2000       2001       2000
                                        ------      ------     ------     ------
Selling, General and
Administrative expense                  $3,640      $3,498      71.8%      68.9%

         Selling, general and administrative expenses, as a percentage of sales remained substantially the same, increasing slightly to 71.8% in 2001, as compared to 68.9% during 2000. The slight increase is attributed to similar expenses with decreased sales.

Income taxes

         An income tax benefit of $7,955 was recognized in 2001 as compared to a provision of $ 53,973 in 2000. The benefit for income taxes in 2001 was calculated using graduated statutory federal income tax rates plus the effect of state and local taxes. The provision in 2000 was calculated based on graduated statutory federal income tax rates plus the effect of state and local taxes offset by non-deductible expense. During 2001, the company filed for and received a refund of approximately $90,000. This refund was included on the Company's balance sheet in Prepaid Taxes and Refundable Income at December 31, 2000.

Capital Resources and Liquidity

At June 30, 2002

         At June 30, 2002, the Company's working capital was $1,155,293, an increase of $520,437 from December 31, 2001. The increase resulted principally from the proceeds of a mortgage loan which was partially used to retire debt that was classified as short term at December 31, 2001.

         The ratio of current assets to current liabilities increased to 2.67 to
1.0 at June 30, 2002 as compared to 1.71 to 1.0 at December 31, 2001 principally as a result of the repayment of short term debt with the proceeds of long-term debt. On May 24, 2002, the Company entered into a mortgage arrangement with a bank whereby the bank extended a mortgage loan and the Company received proceeds of $1,400,000 with the Company headquarters building as collateral. The Company utilized the proceeds to pay off existing term loan debt of $301,122 and a line of credit of $150,000. The fifteen year mortgage loan is repayable in monthly instalments of $15,044 which includes interest at an initial rate of 10% per annum that is adjustable after two years.

         Management believes the Company's cash position at June 30, 2002 is sufficient to meet its financial needs including monthly payments of the mortgage and to cover any unforeseen sales downturn in the short term. Over both the long and short term, liquidity will be a direct result of sales and related net earnings. No significant capital expenditures are anticipated.

Segment Discussion

         The Company operates in two segments. The Company is primarily in the business of performing research and development on a contract basis. Additionally, the Company manufactures and sells chemical products arising from its research activities as well as inks used by textile businesses for the printing of textiles. Availability of production of research breakthroughs is an important marketing tool of the Company to its research customers. No material capital expenditures are foreseen or considered necessary in the next twelve months for the continued production of textile inks and chemical products.


Analytic Review of Quarterly Results

------------------------------ --------------- ------------- ------------- --------------
                                      3/31/01       6/30/01       9/30/01        12/31/01
------------------------------ --------------- ------------- ------------- --------------
Total Revenue                      $1,626,246    $1,300,479    $1,196,085       $949,282
Cost of Revenue                       499,162       431,459       365,417        106,280
------------------------------ --------------- ------------- ------------- --------------
Gross Profit                        1,127,084       869,020       830,668        843,002
SG&A Expenses                       1,016,933       937,599       813,428        872,020
------------------------------ --------------- ------------- ------------- --------------
Income from operations                110,151      (68,579)        17,240       (29,018)
Other income (expense)                (6,126)       (4,762)       (6,086)        (8,313)
------------------------------ --------------- ------------- ------------- --------------
Pre-tax income (loss)                 104,025      (73,341)        11,154       (37,331)
Income Tax (Expense) Benefit         (54,500)        24,000       (1,600)         36,755
------------------------------ --------------- ------------- ------------- --------------
Net Income (Loss)                     $49,525     $(49,241)       $12,754   $(      $76)
------------------------------ --------------- ------------- ------------- --------------

         Sales, gross profit and net income for the fourth quarter decreased from the average of the prior three quarters. This is a result of a drop in revenue without a corresponding decrease in costs. The decrease in annual research sales was primarily the result of decreased market demand for research related to an uncertain economy in the months after September 11. Through the third quarter of 2001, research and production sales were ahead of the previous year.

         Sales for the fourth quarter decreased, although several customers prepaid research fees aggregating $259,250 toward research to be recognized as revenue in early 2002.

         Selling, general and administrative expenses decreased through the year as management sought to reduce such expenses. The biggest decrease was payroll related resulting from a reduction in employees and lower salaries.

         Management made a $5,000 profit sharing contribution for 2001 but elected not to make a profit sharing contribution in 2000.

                        NO PROCEEDS FROM OFFERING TO PRCA

         PRCA will receive no portion of the proceeds of any sales of the Common Stock by the Selling Stockholder. PRCA received $225,000 as the purchase price of the Units, which it will use for working capital purposes. PRCA received an additional $225,000 upon exercise in full of the Warrants which it will also use for working capital purposes.

                  SELLING STOCKHOLDER AND PLAN OF DISTRIBUTION

         The Selling Stockholder purchased from PRCA 150,000 Units for a purchase price (the "Purchase Price") of $1.50 per Unit. Each Unit consists of
(i) one share of Common Stock, par value $.01 per share, of PRCA (the "Stock"), and (ii) a warrant ("Warrant") to purchase one share of Common Stock of PRCA (the "Underlying Common Stock") for an exercise price of $1.50 per share.

         The following table sets forth the name of the Selling Stockholder, the amount of PRCA's Common Stock beneficially owned by such Selling Stockholder as of _______, 2002 including the number of shares of Common Stock which the Selling Stockholder may acquire upon exercise of the Warrants, the number of shares to be offered by the Selling Stockholder and the number of shares of outstanding Common Stock owned by such Selling Stockholder assuming the sale of all Shares offered hereby:

                  No. of Shares           No. of  Shares      Amount to be
Name              Owned Beneficially             Offered      Owned After
                  Prior to Offering               Hereby      Offering
                  -----------------               ------      --------
Eli Weinstein               300,000              300,000            0


         The Shares may be sold from time to time by the Selling Stockholder, or by transferees or other successors in interest. Such sales may be made on the NASDAQ Small Cap Market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. Brokers or dealers engaged by Selling Stockholder will receive commissions or discounts in amounts to be negotiated immediately prior to the sale. Such Selling Stockholder may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Act") in connection with such sales.

                          DESCRIPTION OF CAPITAL STOCK

Common Stock

         The authorized capital stock of PRCA includes 4,000,000 shares of Common Stock, par value $.01 per share. Holders of Common Stock have no preemptive rights. As of __________, 2002, there were 2,225,784 shares of Common Stock outstanding. The outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors of PRCA out of any funds legally available to PRCA for that purpose.

         Holders of Common Stock are entitled to one vote per share held of record with respect to all matters submitted to a vote of the stockholders. There is no cumulative voting for the election of directors, who are elected annually to one-year terms. Directors are elected by a plurality; all other matters require the affirmative vote of a majority of the votes cast at the meeting.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         The Company's Common Stock trades on the NASDAQ Small Cap Market. The following table sets forth the high and low bid prices for the periods indicated where the Common Stock is traded under the symbol PROA. The indicated prices are interdealer prices without retail markups, markdowns or commissions and do not necessarily represent actual sales. The limited amount of sales within these ranges should not be interpreted to indicate that an established trading market exists for the shares of Common Stock, nor do these prices necessarily accurately reflect the true value of such shares.

                                Bid Prices
--------------------------------------------------
Quarter
2002                         LOW         HIGH
--------------------------------------------------
April - June                 0.70        1.00
January - March              0.61        1.00
--------------------------------------------------
Quarter
2001
--------------------------------------------------
October - December           0.77        1.02
July - September             0.85        1.01
April - June                 0.94        1.20
January - March              1.00        2.22
--------------------------------------------------
Quarter
2000
--------------------------------------------------
October - December           0.91        1.25
July - September             0.97        1.25
April - June                 1.06        2.00
January - March              1.03        5.00
--------------------------------------------------

Dividend Policy

         The Company has paid no cash dividends to its stockholders since its incorporation and has no present intention to do so. The payment of dividends in the future will be determined by the Board of Directors based on the Company's earnings, financial condition, capital requirements and other factors at the time.

         On July 20, 1995 the Company adopted a Shareholders Rights Plan. The Rights Plan provides for the issuance of one stock right, entitling the holder to buy one share of Common Stock at a price of $25 (subject to adjustment), for each outstanding share of the Company's Common Stock. The rights will become exercisable only if an "acquiring party" (as defined) acquires or announces a tender offer to acquire 15% or more of the Company's Common Stock. The rights expire July 31, 2005 (See Note 9 of Notes to Financial Statements or page F-15).

         As of the date hereof there were 2,225,784 shares outstanding, which were held by approximately 930 shareholders, 280 shareholders of record and approximately 650 additional beneficial owners.

Sales of Unregistered Securities

         On July 18, 2002, the Company sold 150,000 Units, each consisting of one share of Common Stock and a Warrant to purchase one share of Common Stock at an exercise price of $1.50 per share, to Eli Weinstein for a purchase price of $225,000. The shares of Common Stock and the shares of Common Stock underlying the Warrants have not been registered under the Securities Act of 1933 and sales of the shares are subject to restrictions and limitations. The issuance of the shares was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction not involving any public offering.

         On December 27, 2000, the Company issued a bonus to certain officers, 100,000 restricted shares of the Company's Common Stock. The shares have not been registered under the Securities Act of 1933 and sales of the shares are subject to restrictions and limitations. The issuance of the shares was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction not involving any public offering.

                                  LEGAL MATTERS

         The validity of the authorization and issuance of the securities offered hereby are being passed upon for Company by Shapiro Mitchell Forman Allen & Miller LLP, 380 Madison Avenue, New York, New York 10017.

                                     EXPERTS

         The financial statements of the Company for December 31, 2001 and December 31, 2000 and the periods then ended appearing in this Prospectus have been audited by Goldstein & Ganz, CPA's, P.C., independent accountants as set forth in their report with respect thereto appearing elsewhere herein, and are included in reliance on the report of Goldstein & Ganz, CPA's, P.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                        CHANGES IN AND DISAGREEMENTS WITH
               ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         On February 26, 2001, the Company engaged Goldstein & Ganz, P.C. ("GG") as the Company's independent accountants to audit its December 31, 2000 financial statements, replacing Castellano Korenberg & Co. (the "Former Accountants") as the Company's independent auditors. The Former Accountants were dismissed by the Company as of February 26, 2001. The change was approved by the Company's board of directors.

         The Former Accountants' report on the Company's financial statements for 1999 and 1998 did not contain any adverse opinion or disclaimer of opinion and was not qualified as to uncertainty, audit scope or accounting principles.

         During the Company's fiscal years ending December 31, 1999 and 1998 and any subsequent interim period through the date of termination: (x) there were no disagreements between the Company and the Former Accountants on any matter of accounting principles or practices, financial statements disclosures or auditing scope or procedures, (y) there were no "Reportable Events" within the meaning of
Item 304(a)(1)(iv) of Regulation S-K, and (z) GG was not consulted on any matter specified in Item 304 (a)(2) of Regulation S-K.

                  INDEMNIFICATION OF DIRECTORS AND OFFICERS --
             DISCLOSURE OF COMMISSION'S POSITION ON INDEMNIFICATION

         Under provisions of PRCA's By-laws, any person made a party to any lawsuit by reason of being a director or officer of PRCA, or any parent or subsidiary thereof, shall be indemnified by PRCA to the full extent authorized by the Business Corporation Law of the State of New York.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling PRCA pursuant to the foregoing provisions, PRCA has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                      AVAILABLE INFORMATION ON THE COMPANY

         We filed a registration statement on Form S-2 to register with the Securities and Exchange Commission ("SEC") the shares of our common stock offered hereby. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

         We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus.

         We incorporate by reference the documents listed below and, until this offering has been completed, any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

          1. Annual Report on Form 10-KSB for the year ended December 31, 2001; and

          2. Quarterly Reports on Form 10-QSB for the three months ended March 31, 2002 and June 30, 2002;

         You may request free copies of these filings by writing or telephoning us at the following address:

                        Polymer Research Corp. of America
                                2186 Mill Avenue
                               Brooklyn, NY 11234
                                 (718) 444-4300
                              Attn: Irene Horowitz

                        POLYMER RESEARCH CORP. OF AMERICA

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                                          Page

Fiscal Year ending December 31, 2001:

      Report of Independent Accountants                                                                                     F-2

      Balance Sheets at December 31, 2001 and December 31, 2000                                                             F-3

      Statements of Operations for the Years Ended December 31, 2001 and 2000                                               F-4

      Statements of Comprehensive Income for the Years Ended December 31, 2001 and 2000                                     F-5

      Statements of Stockholders' Equity for the Years Ended December 31, 2001 and 2000                                     F-6

      Statements of Cash Flows for the Years Ended December 31, 2001 and 2000                                               F-7

      Notes to Financial Statements                                                                                      F-8-18

Six months ended June 30, 2002 (unaudited):

      Balance Sheets at June 30, 2002 (unaudited) and December 31, 2001                                                    F-19

      Statements of Operations for the Six months Ended June 30, 2002 (unaudited) and June 30, 2001 (unaudited)            F-20

      Statements of Operations for the Three months Ended June 30, 2002 (unaudited) and June 30, 2001 (unaudited)          F-20

      Statements of Cash Flows for the Six months Ended June 30, 2002 and June 30, 2001 (unaudited)                        F-21

      Notes to Financial Statements                                                                                     F-22-24


                        REPORT OF INDEPENDENT ACCOUNTANTS


To The Stockholders and Board of Directors
Polymer Research Corp. of America
Brooklyn, New York

We have audited the accompanying balance sheets of Polymer Research Corp. of America at December 31, 2001 and 2000, and the related statements of operations, comprehensive (loss) income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Polymer Research Corp. of America at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                                   GOLDSTEIN & GANZ, CPA's, P.C.

Great Neck, New York
February 25, 2002

                        POLYMER RESEARCH CORP. OF AMERICA
                                 BALANCE SHEETS

                           DECEMBER 31, 2001 AND 2000

ASSETS
                                                              2001           2000
                                                          -----------    -----------
Current Assets:
    Cash and cash equivalents                             $   711,952    $   695,585
    Accounts receivable, less allowance for
     doubtful accounts of $-0- for 2001 and 2000              515,343        281,661
    Inventories                                               143,836        124,719
    Deferred tax charge                                        57,946         33,600
    Prepaid and refundable income taxes                        96,455        203,405
    Prepaid expenses and other current assets                   6,441              -
                                                          -----------    -----------

         Total Current Assets                               1,531,973      1,338,970
                                                          -----------    -----------

Property and Equipment, net of accumulated depreciation
     of $1,194,815 and $1,107,628, respectively             2,594,197      2,673,779
                                                          -----------    -----------
Other Assets:
    Cash - restricted, non-current                            150,000        150,000
    Security deposits                                           2,175          1,195
                                                          -----------    -----------

                                                          $ 4,278,345    $ 4,163,944

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
    Note payable - bank                                   $   150,000    $    50,000
    Current maturities of long term debt                      100,000        100,613
    Accounts payable                                           83,914         19,991
    Deferred revenue                                          259,250        290,000
    Accrued expenses and other current liabilities            303,953        234,574
                                                          -----------    -----------

         Total Current Liabilities                            897,117        695,178
                                                          -----------    -----------

Long term debt, less current maturities                       241,667        341,667
                                                          -----------    -----------

         Total Liabilities                                  1,138,784      1,036,845
                                                          -----------    -----------

STOCKHOLDERS' EQUITY:
    Common stock - $.01 par value; 4,000,000
      shares authorized; 1,925,784 shares issued               19,257         19,257
    Capital in excess of par value                          3,504,978      3,504,978
    Retained earnings (deficit)                              (366,913)      (379,375)
                                                          -----------    -----------
                                                            3,157,322      3,144,860
Less:  Treasury stock, at cost - 22,140 shares                 17,761         17,761
                                                          -----------    -----------

         Total Stockholders' Equity                         3,139,561      3,127,099
                                                          -----------    -----------
                                                          $ 4,278,345    $ 4,163,944
                                                          ===========    ===========

                       See Notes to Financial Statements.

                        POLYMER RESEARCH CORP. OF AMERICA
                            STATEMENTS OF OPERATIONS

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                         2001          2000
                                                     -----------    -----------
Net Revenues:
         Research                                    $ 4,361,144    $ 4,398,948
         Production                                      710,948        672,293
                                                     -----------    -----------
                                                       5,072,092      5,071,241
                                                     -----------    -----------
Cost of Revenues:
         Research 957,277                              1,065,046
         Production                                      445,041        609,639
                                                     -----------    -----------
                                                       1,402,318      1,674,685
                                                     -----------    -----------

Gross Profit                                           3,669,774      3,396,556

Selling, General and Administrative

 Expenses                                              3,639,980      3,497,672
                                                     -----------    -----------

Income (Loss) from Operations                             29,794       (101,116)
                                                     -----------    -----------

Other Income (Expense):
Interest income                                           15,266         41,664
Interest expense                                         (40,553)       (96,440)
Realized loss on investment in marketable securities           -        (11,044)
                                                     -----------    -----------
                  Total Other Expense                    (25,287)       (65,820)
                                                     -----------    -----------

Income (Loss) Before (Benefit From)
 Provision for Income Taxes                                4,507       (166,936)
(Benefit From) Provision For Income
 Taxes                                                    (7,955)        53,973
                                                     -----------    -----------
Net Income (Loss)                                    $    12,462    $  (220,909)
                                                     ===========    ===========

Basic and Diluted Per Share Data
   Net Income (Loss) Per Share                       $      0.01    $     (0.12)
                                                     ===========    ===========
Weighted Average Number of Shares  Outstanding         1,925,784      1,814,151
                                                     ===========    ===========






                       See Notes to Financial Statements.

                        POLYMER RESEARCH CORP. OF AMERICA
                    STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                             2001       2000
                                                          ---------   ---------

Net Income (Loss)                                         $  12,462   $(220,909)
                                                          ---------   ---------

Other Comprehensive Loss, Net of Tax:
         Unrealized (loss) gain during the period                 -           -
         Reclassification adjustment for losses (gains),
          included in net income                                  -      49,489
                                                          ---------   ---------

         Other Comprehensive Loss, Before Tax                     -      49,489

         Deferred Tax (Expense) Benefit                           -     (25,100)
                                                          ---------   ---------

Other Comprehensive Income (Loss),  Net of Tax               24,389     (29,171)
                                                          ---------   ---------

Comprehensive Income (Loss)                               $  12,462   $(196,520)
                                                          =========   =========






                       See Notes to Financial Statements.

                        POLYMER RESEARCH CORP. OF AMERICA
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                          Common Stock, $.01
                                              Par  Value                                      Accumulated
                                     4,000,000 Shares Authorized     Capital      Retained       Other      Treasury Stock - At Cost
                                     ---------------------------    in Excess     Earnings   Comprehensive  ------------------------
                                      Shares Issued     Amount        of Par      (Deficit)  (Loss) Income  Shares        Amount
                                      -------------     ------        ------      ---------  -------------  ------        ------


Balance, December 31, 1999                1,825,784   $   18,257    $3,399,728   $ (158,466)   $  (24,389)   12,140    $   (7,500)
                                         ----------   ----------    ----------   ----------    ----------   -------    ----------

Net Loss                                          -            -             -     (220,909)            -         -             -

Stock Bonus Issued                          100,000        1,000       105,250            -             -         -             -

Acquisition of Treasury Stock                     -            -             -            -             -    10,000       (10,261)

Other Comprehensive Income, Net of Tax            -            -             -            -        24,389         -             -
                                         ----------   ----------    ----------   ----------    ----------   -------    ----------
 Balance, December 31, 2000               1,925,784       19,257     3,504,978     (379,375)            -    22,140       (17,761)
                                         ----------   ----------    ----------   ----------    ----------   -------    ----------

Net Income                                        -            -             -       12,462             -         -             -
                                         ----------   ----------    ----------   ----------    ----------   -------    ----------


Balance, December 31, 2001                1,925,784   $   19,257    $3,504,978   $ (366,913)  $         -    22,140    $  (17,761)
                                         ==========   ==========    ==========   ==========    ==========   =======    ==========

                       See Notes to Financial Statements.

                        POLYMER RESEARCH CORP. OF AMERICA
                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000


                                                           2001           2000
                                                       -----------    -----------
Cash Flows From Operating Activities:

Cash received from customers                           $ 4,786,566    $ 5,119,242
Interest received                                           15,266         41,664
Income tax refunds received                                 90,559              -
                                                       -----------    -----------
Cash Provided By Operating Activities                    4,892,391      5,160,906
                                                       -----------    -----------

Cash paid for merchandise                               (1,373,000)    (1,692,984)
Cash paid to suppliers and employees                    (3,455,505)    (3,287,836)
Interest paid                                              (39,301)       (96,440)
Income taxes paid                                                -              -
                                                       -----------    -----------
Cash Disbursed For Operating Activities                 (4,867,806)    (5,077,260)
                                                       -----------    -----------

Net Cash Provided By (Used In) Operating Activities         24,585         83,646
                                                       -----------    -----------
Cash Flows From Investing Activities:
Proceeds from maturity of certificates of deposit                -        235,246
Proceeds from sale of marketable securities                      -        330,841
                                                       -----------    -----------
Cash Provided By Investing Activities                            -        566,087
                                                       -----------    -----------
    Purchase of marketable securities                            -              -
Purchase of property and equipment                          (7,605)       (18,295)
                                                       -----------    -----------
Cash Disbursed For Investing Activities                     (7,605)       (18,295)
                                                       -----------    -----------

 Net Cash Provided By (Used In) Investing Activities        (7,605)       547,792
                                                       -----------    -----------

Cash Flows From Financing Activities:
Proceeds from note payable - bank                          100,000         50,000
                                                       -----------    -----------
Cash Provided By Financing Activities                      100,000         50,000
                                                       -----------    -----------
Principal payments on mortgage payable                    (917,082)        (34,688)
Principal payments on long-term borrowings                (100,613)       (65,288)
Purchase of treasury stock                                       -        (10,261)
                                                       -----------    -----------
Cash Disbursed For Financing Activities                   (100,613)      (992,631)
                                                       -----------    -----------
Net Cash (Used In) Financing Activities                       (613)      (942,631)
                                                       -----------    -----------

Net Increase (Decrease) In Cash                             16,367       (311,193)

Cash, Beginning Of Year                                    845,585      1,156,778
                                                       -----------    -----------

Cash, End Of Year                                      $   861,952    $   845,585
                                                       ===========    ===========

                       See Notes to Financial Statements.

                        POLYMER RESEARCH CORP. OF AMERICA
                          NOTES TO FINANCIAL STATEMENTS

Note 1 -        Summary of Significant Accounting Policies

                Business Activity

                Polymer Research Corp. of America ("the Company") is predominately engaged in the research and development of the applications of chemical grafting for both domestic and international companies. The Company also produces and sells products arising from research activities and textile printing inks. Revenue from research and production is derived from various customers throughout the United States and worldwide.

                Credit Risk

                Financial instruments that potentially subject the Company to credit risk include investments in United States Treasury bills, notes and other certificates of deposit, government agencies' securities and U.S. Government and New York State mutual bond funds. Future changes in economic conditions may make the investments less valuable. The Company did not have any such investments at December 31, 2001 and 2000.

                In addition, financial instruments that potentially subject the Company to credit risk also include accounts receivable. Accounts receivable are not collateralized.

                The Company maintains deposits with financial institutions in excess of amounts insured by the FDIC.

                Use of Estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                Revenue Recognition

                Revenue from research contracts is recognized upon satisfaction of the following two criteria: first, client approval of performance of a specific stage of the contract and second, when collection of the resulting revenue is assured. Revenue from production is recognized when the product is shipped for sale to customers.

                        POLYMER RESEARCH CORP. OF AMERICA
                          NOTES TO FINANCIAL STATEMENTS

Note 1 -        Summary of Significant Accounting Policies (continued).

                Cash Equivalents

                The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

                Investment Securities

                The Company determines the appropriate classification of securities at the time of purchase. If the Company has the intent and the ability at the time of purchase to hold securities until maturity or on a long-term basis, they are classified as investment securities and carried at amortized historical cost. Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and carried at fair value. Securities held for indefinite periods of time include securities that management intends to use as part of its asset and liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk and other factors related to interest rate and resultant prepayment risk changes. The Company did not have any such investments at December 31, 2001 and 2000.

                Realized gains and losses on dispositions are based on the net proceeds and the adjusted book value of the securities sold, using the specific identification method. Unrealized gains and losses on investment securities available for sale are based on the difference between book value and fair value of each security. These gains and losses are credited or charged to other comprehensive income, whereas realized gains and losses flow through the Company's yearly operations.

                Inventories

                Inventories, which consists of raw materials and finished goods are valued at the lower of cost or market, with cost determined using the first-in, first-out method and with market defined as the lower of replacement cost or net realizable value.

                Property and Equipment

                Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

                The Company capitalizes leased equipment when the terms of the lease result in the transfer to the Company of substantially all of the benefits and risks of ownership of the equipment.

                        POLYMER RESEARCH CORP. OF AMERICA
                          NOTES TO FINANCIAL STATEMENTS

Note 1 -        Summary of Significant Accounting Policies (continued).

                Property and Equipment (continued).

                Depreciation and amortization of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the respective assets as follows:

                Land improvements                                   20 years
                Building and building improvements                  40 years
                Transportation equipment                        3 to 5 years
                Machinery and equipment                              5 years
                Furniture and fixtures                         5 to 10 years
                Office equipment                                     5 years

                Deferred Financing Costs

                Costs incurred in obtaining the mortgage used to finance the purchase the building were capitalized and amortized over the term of the related obligation utilizing the straight-line method. The mortgage was repaid in June 2000 and all related costs were written off at that time.

                Deferred Revenue

                The Company records as deferred revenue payments received for research contracts prior to the culmination of the revenue process.

                Income Taxes

                The Company accounts for its income taxes utilizing Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes" which requires that the Company follow the liability method of accounting for income taxes. The liability method provides that deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as "temporary differences."

                Profit Sharing Plan

                The Company maintains a qualified noncontributory profit sharing plan. The plan provides all eligible employees with a source of retirement income, as well as assistance in other circumstances such as death or disability. Eligible employees must meet two requirements to become participants; attainment of age 21 and completion of one year of service with the Company. Employer contributions are determined by an annual resolution of the Board of Directors. A percentage of the benefits vest after three years of qualifying service.

                        POLYMER RESEARCH CORP. OF AMERICA
                          NOTES TO FINANCIAL STATEMENTS

Note 1 -        Summary of Significant Accounting Policies (continued).

                Earnings Per Share

                Basic earnings per share is computed using the weighted average number of common shares. Diluted earnings per share is computed using the weighted average number of common shares and potentially dilutive common shares outstanding during the period. Potentially dilutive common shares consist of employee stock options, restricted stock, warrants and convertible securities. Basic earnings per share amounts for all periods have been presented.

                Reclassifications

                Certain accounts relating to the prior years have been reclassified to conform to the current year's presentation. These reclassifications have no effect on previously reported income.

                Segment Information

The Company operates in two segments. The Company is primarily in the business of performing research and development on a contract basis. Additionally, the Company also manufactures and sells chemical products arising from its research activities as well as inks used by textile businesses for the printing of textiles.

Note 2 -        Investment Securities

                As of December 31, 2000, the Company had liquidated its investment in securities in connection with the repayment of the building mortgage (See Note 5).

Note 3 -        Inventories

                Inventories at December 31, 2001 and 2000 were comprised of the following:

                                             2001          2000
                                           --------     --------
                Raw materials              $141,549     $122,007
                Finished goods                2,287        2,712
                                           --------     --------

                                           $143,836     $124,719
                                           ========     ========

                        POLYMER RESEARCH CORP. OF AMERICA
                          NOTES TO FINANCIAL STATEMENTS

Note 4 -        Property and Equipment

                Property and equipment at December 31, 2001 and 2000 was comprised of the following:

                                                      2001          2000
                                                  ----------   ----------
                Land                              $  450,000   $  450,000
                Land improvements                     80,211       80,211
                Building                           2,550,000    2,550,000
                Building improvements                301,880      301,880
                Machinery and equipment              262,050      257,654
                Furniture and fixtures               100,424       99,018
                Office equipment                      44,447       42,644
                                                  ----------   ----------
                                                   3,789,012    3,781,427
                Less:  Accumulated depreciation
                           and amortization        1,194,815    1,107,628
                                                  ----------   ----------

                                                  $2,594,197   $2,673,779
                                                  ==========   ==========

                Depreciation and amortization expense related to property and equipment amounted to $87,187, and $95,434 for the years ended December 31, 2001, and 2000 respectively.

Note 5 -        Debt

                Long term debt at December 31, 2001 and 2000 was comprised of the following:

                                                                                   2001       2000
                                                                                 --------   --------
                Term loan payable in equal monthly installments of $8,333 with interest at 8.5% through May, 2005, collateralized by
                substantially all personal property of the Company               $341,667   $441,667

                Installment loan payable in equal monthly installments of $613 with interest at 9.0% per annum through January, 2001,
                collateralized by all related equipment                                 -        613
                                                                                 --------   --------
                                                                                  341,667    442,280
                Less: Current maturities                                          100,000    100,613
                                                                                 --------   --------

                                                                                 $241,667   $341,667
                                                                                 ========   ========

                        POLYMER RESEARCH CORP. OF AMERICA
                          NOTES TO FINANCIAL STATEMENTS

Note 5 -        Debt (continued)

                Revolving Credit Note

                The Company has been provided a $150,000 revolving credit facility, maturing on June 30, 2002, replacing its $250,000 revolving line of credit. Interest is payable monthly at 1% above the bank's prime rate. The lending arrangement is collateralized by substantially all assets of the Company. Interest expense for the year was $3,750. In addition, the lending arrangement requires the Company to maintain certain financial covenants including minimum tangible net worth and annual cash flow minimums. At December 31, 2001, the Company was not in compliance with certain of these covenants. The lender has agreed to waive such requirements for the current year. During the year the Company drew upon the entire $150,000 line of credit, which remains outstanding at December 31, 2001.

                Term Loan Payable

                On March 20, 2000, the Company entered into a borrowing arrangement with the bank that issued its revolving credit facility, whereby the bank agreed to extend a $500,000 term loan to the Company. The Company drew down the entire term loan on June 2, 2000, in connection with the balloon payment due on the building mortgage. The term loan is payable in sixty equal monthly principal installments of $8,333 plus interest at 8.5% per annum through May 31, 2005. At December 31, 2001 and 2000, the balances due under the term loan aggregated $341,667 and $441,667, respectively.

                The Company was required to place $150,000 into a money market account to collateralize the loan. Originally, the bank agreed to release an equal portion of the collateral annually over the five-year term of the agreement. However, the 2001 portion was not released because the Company was not in compliance with certain of its financial covenants and the entire $150,000 remained as collateral until the requirements under the covenants have been achieved. The loan is also collateralized by substantially all personal property of the Company.

                Aggregate maturities of the term loan payable are as follows:

                Year Ending December 31:
                -----------------------
                        2002                                     $   100,000
                        2003                                         100,000
                        2004                                         100,000
                        2005                                          41,667
                                                               -------------
                                                                 $   341,667
                                                               =============
                 Mortgage Payable

                 During June, 2000, the Company paid the $1,398,330 outstanding balance on the building mortgage. To fund this payment, the Company sold certain investment securities (see Note 2), drew down on the term loan (see above) and utilized available cash.

                        POLYMER RESEARCH CORP. OF AMERICA
                          NOTES TO FINANCIAL STATEMENTS

Note 6 -        Deferred Revenue

                At December 31, 2001 and 2000 the Company received research contract payments not yet earned aggregating $259,250 and $290,000, respectively.

Note 7 -        Commitments and Contingencies

                Litigation

                At December 31, 2001, the Company is a defendant in various lawsuits, which arose, in the ordinary course of business. As of December 31, 2001, the Company recorded a provision which it deemed adequate for legal expenses and potential unfavorable rulings in certain of these cases. It is management's opinion that the outcome from such lawsuits will not have a material effect on the Company's financial position.

                Retirement Agreements

                On July 26, 1994 the Company entered into retirement agreements with the Company's President and Senior Vice President. The agreements set a compensation rate of 60% of the average annual compensation for the five preceding years, payable for the remainder of the individuals' life. In addition, the Company is to maintain the individuals' medical benefits.

                Employment Agreements

                On May 17, 1998, the Company amended Mr. Horowitz's employment agreement to extend it through May 16, 2003. Additionally, Mr. Horowitz's base salary under the new agreement was $170,000 for 1998 with annual increases of $10,000 thereafter until December 31, 2002. In the final period of the agreement (January 1, 2003 through May 16, 2003) Mr. Horowitz will receive salary at the annual rate of $240,000.

                Leases

                The Company has entered into various non-cancelable operating leases for office space and equipment requiring future minimum lease payments as follows:

                  Years Ending December 31:
                  ------------------------
                     2002                                       $  75,476
                     2003                                          53,358
                     2004                                          33,910
                     2005                                          34,715
                     2006                                          14,600
                                                                ---------
                                                                $ 212,059
                                                                =========

                        POLYMER RESEARCH CORP. OF AMERICA
                          NOTES TO FINANCIAL STATEMENTS

Note 7 -        Commitments and Contingencies (continued).

                Rent expense charged to operations for the years ended December 31, 2001 and 2000 amounted to $78,834 and $78,769, respectively.

Note 8 -        Stock Dividends

                On February 11, 1999, the Company declared a 5% stock dividend to stockholders of record at March 19, 1999, paid April 2, 1999. The transaction was valued based upon the closing market price of the Company's stock on February 10, 1999, which was $2.38 per share. Retained earnings was charged for $189,680 as a result of the issuance of 79,697 treasury shares.

Note 9 -        Shareholders Rights Plan

                On July 20, 1995, the Company adopted a Shareholders Rights Plan. The Company adopted the plan to protect shareholders against unsolicited attempts to acquire control of the Company. The rights were issued to shareholders of record on July 31, 1995 and will expire on July 31, 2005. The Rights Plan provides for the issuance of one stock right for each outstanding share of the Company's common stock. The rights will become exercisable only if an "acquiring party" (as defined in the rights plan) acquires 15% or more of the Company's common stock or announces a tender offer that would result in ownership of 15% or more of the Company's common stock.

                Each right will entitle the holder to buy one share of common stock at an exercise price of $25, subject to adjustment.

                Upon the occurrence of certain events, holders of the rights will be entitled to purchase either the Company's stock or shares in an "Acquiring Entity" at 50% of those shares market value. The Company will generally be entitled to redeem all rights for $.01 per right at any time prior to the tenth day following the acquisition of 15% or more of the Company's common stock by a person or group.

Note 10 -       Stock Bonuses

                On December 27, 2000, the Company issued as a bonus to certain officers, 100,000 restricted shares of the Company's stock. The shares have not been registered under the Securities Act of 1933 and sales of the shares are subject to restrictions and limitations. The Company valued the shares issued at $1.0625 per share aggregating $106,250.

                        POLYMER RESEARCH CORP. OF AMERICA
                          NOTES TO FINANCIAL STATEMENTS

Note 10 -       Stock Bonuses (continued)

                  On April 12, 1999, the Company issued as a bonus to certain officers, 140,000 restricted shares of the Company's stock. The shares have not been registered under the Securities Act of 1933 and sales of the shares are subject to restrictions and limitations. The Company valued the shares issued at $1.00 per share aggregating $140,000.

Note 11 -       Income Taxes

                The provision for (benefit from) income taxes is summarized as follows:

                                                  2001       2000
                                               --------    --------
                Current:

                 Federal                        $    -     $     -
                 State and local                 16,391     (14,827)
                                               --------    --------
                                                 16,391     (14,827)
                                               --------    --------
                Deferred:
                                                           --------
                 Federal                         (8,341)     68,800
                 State and local    (16,005)          -
                                               --------    --------
                                                (24,346)     68,800
                                               --------    --------
                                               $ (7,955)   $ 53,973
                                               ========    ========

                The reconciliation between the tax provision (benefit) utilizing the maximum federal statutory tax rates for the years ended December 31, 2001and 2000 and the rates reflected in the accompanying financial statements are as follows:

                                                                                      2001        2000
                                                                                    --------    --------
                Income tax (benefit) at U.S. statutory rates                        $(19,422)   $(56,758)
                Increase (decrease) in federal income tax expense resulting from:
                  Surtax exemption                                                    11,213      12,750
                  Federal tax arising from non-deductible expenses                         -      89,650
                  State and local taxes                                                  254       8,331
                                                                                    --------    --------

                  Income tax expense (benefit)                                      $ (7,955)   $ 53,973
                                                                                    ========    ========

                As a result of losses incurred through December 31, 2001, the Company has net operating loss carryforwards of approximately $106,000. These carryforwards expire as follows: $42,000 in 2019 and $64,000 in 2021.

                        POLYMER RESEARCH CORP. OF AMERICA
                          NOTES TO FINANCIAL STATEMENTS

Note 12 -       Industry Segments

                The Company's operations are classified into the following two industry segments:

                Research - providing laboratory research services in the area of polymer chemistry, and Production - the manufacturing and sale of products arising from research activities and the sale of textile printing inks and accessories.

                Selected financial information on industry segments for the years ended December 31, 2001, 2000 and 1999 are as follows:

                                                   2001         2000
                                              -----------   -----------
        Net Revenues:

        Research                              $ 4,361,144   $ 4,398,948
        Production                                710,948       672,293
                                              -----------   -----------

        Total Net Revenues                    $ 5,072,092   $ 5,071,241
                                              ===========   ===========

        Gross Profit:
        Research                              $ 3,403,867   $ 3,333,902
        Production                                265,907        62,654
                                              -----------   -----------
        Total Gross Profit                      3,669,774     3,396,556

        Selling, General and Administrative

         Expenses                               3,639,980     3,497,672
                                              -----------   -----------

        Income (Loss) from Operations         $    29,794   $  (101,116)
                                              ===========   ===========


                                                   2001         2000
                                              -----------   -----------
        Capital Expenditures:

        Research                              $     1,824   $     7,592
        Production                                    879         3,659
        Corporate                                   4,902         7,044
                                              -----------   -----------

        Total                                 $     7,605   $    18,295
                                              ===========   ===========

        Depreciation and Amortization:
        Research                              $    35,155   $    35,155
        Production                                 16,942        16,942
        Corporate                                  50,390        43,337
                                              -----------   -----------

        Total                                 $    87,187   $    95,434
                                              ===========   ===========

                        POLYMER RESEARCH CORP. OF AMERICA
                          NOTES TO FINANCIAL STATEMENTS

                Identifiable Assets:

                                                   December 31,
                                           ------------------------------
                                             2001                 2000
                                          ----------           ----------
                Research                  $1,502,680           $1,089,693
                Production                   743,206              931,553
                Corporate                  2,032,459            2,142,698
                                          ----------           ----------
                         Total            $4,278,345           $4,163,944
                                          ==========           ==========

               Net income from operations represents net sales less operating expenses for each segment and corporate expenses, which are not directly attributable to any segment. Segment identifiable assets include accounts receivable, inventories and property and equipment for use in, or directly attributable to, the individual segments. Corporate identifiable assets include cash, property and equipment and other assets, which are not directly attributable to any individual segment.

               There was no individual customer from which the Company derived 10% or more of its revenues during the periods presented.

Note 13 -      Accrued Expenses and Other Current Liabilities

               Accrued expenses and other current liabilities at December 31, 2001 and 2000 were comprised of the following:

                                                   2001      2000
                                                --------   --------
                  Accrued settlement expenses   $200,000   $125,500
                  Accrued vacation                30,917     43,728
                  Accrued professional fees       42,200     35,000
                  Other accruals                  30,836     30,346
                                                --------   --------
                                                $303,953   $234,574
                                                ========   ========


Note 14 -      Profit Sharing Plan

               Profit sharing expense under the Company's noncontributory profit sharing plan charged to operations amounted to $5,590 and $4,446 for the years ended December 31, 2001 and 2000, respectively.

                        POLYMER RESEARCH CORP. OF AMERICA
                                 BALANCE SHEETS

                                   - ASSETS -

                                                                                              June 30,     December 31,
                                                                                                2002           2001
                                                                                           -----------    -----------
                                                                                            (Unaudited)
CURRENT ASSETS:
     Cash and cash equivalents                                                             $   936,932    $   711,952
     Accounts receivable, less allowances of $0                                                637,893        515,343
     Inventories                                                                               127,556        143,836
     Deferred tax charge                                                                        57,946         57,946
     Prepaid and refundable income taxes                                                        49,043         96,455
       Prepaid expenses and other current assets                                                37,626          6,441
                                                                                           -----------    -----------

TOTAL CURRENT ASSETS                                                                         1,846,996      1,531,973
                                                                                           -----------    -----------

Land, Property, and Equipment-net

        of accumulated depreciation of $ 1,227,802 and $1,194,815 respectively               2,552,641      2,594,197
                                                                                           -----------    -----------

OTHER ASSETS:
       Cash-restricted                                                                              --        150,000
       Mortgage escrow                                                                          93,000             --
       Capitalized financing costs - net                                                       112,806             --
       Security deposits                                                                         2,176          2,175
                                                                                           -----------    -----------
TOTAL OTHER ASSETS                                                                             207,982        152,175
                                                                                           -----------    -----------
TOTAL                                                                                      $ 4,607,619    $ 4,278,345
                                                                                           ===========    ===========

                                                - LIABILITIES AND STOCKHOLDERS' EQUITY -

CURRENT LIABILITIES:
     Note payable-bank                                                                                    $   150,000
     Current portion of mortgage payable
                                                                                          $    42,444               -

     Current portion of term loan                                                                    -        100,000
     Accounts payable and accrued expenses                                                     504,278        387,867
     Deferred revenue                                                                          144,981        259,250
                                                                                           -----------    -----------

TOTAL CURRENT LIABILITIES                                                                      691,703        897,117
                                                                                           -----------    -----------

LONG-TERM LIABILITIES:

          Mortgage payable, less current maturities                                          1,357,556               -
          Term loan, less current maturities                                                         -        241,667
                                                                                           -----------    -----------
TOTAL LIABILITIES                                                                            2,049,259      1,138,784
                                                                                           -----------    -----------



STOCKHOLDERS' EQUITY:
     Common stock - par value $.01 per share,  authorized  4,000,000 shares,  issued
      1,925,784 shares                                                                          19,257         19,257
     Capital in excess of par value                                                          3,504,978      3,504,978
     Accumulated deficit                                                                      (948,114)      (366,913)
     Less:  Treasury stock, at cost, 22,140 shares                                             (17,761)       (17,761)
                                                                                           -----------    -----------
TOTAL STOCKHOLDERS' EQUITY                                                                   2,558,360      3,139,561
                                                                                           -----------    -----------
TOTAL                                                                                      $ 4,607,619    $ 4,278,345
                                                                                           ===========    ===========

See notes to financial statements.

                        POLYMER RESEARCH CORP. OF AMERICA
                        STATEMENTS OF OPERATIONS FOR THE

            THREE MONTHS ENDED JUNE 30, 2002 AND 2001 (UNAUDITED) AND
             THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001 (UNAUDITED)

                                                    Three months Ended            Six Months Ended
                                                         June 30,                    June 30,
                                                --------------------------    ---------------------------
                                                    2002           2001          2002           2001
                                                -----------    -----------    -----------    -----------
Net revenues:
  Product sales                                 $   114,026    $   169,284    $   208,572    $   395,957
  Research                                          500,750      1,131,195      1,423,690      2,530,768
                                                -----------    -----------    -----------    -----------
  Total                                             614,776      1,300,479      1,632,262      2,926,725
                                                -----------    -----------    -----------    -----------

Cost of Revenues

  Product sales                                     129,336        154,897        201,533        355,616
  Research                                          250,724        276,562        420,820        575,005
                                                -----------    -----------    -----------    -----------
  Total                                             380,060        431,459        622,353        930,621
                                                -----------    -----------    -----------    -----------

Gross Profit on Revenues                            234,716        869,020      1,009,909      1,996,104

Selling, General, and

 Administrative Expenses                            818,210        937,599      1,577,464      1,954,532
                                                -----------    -----------    -----------    -----------
Income (Loss) from Operations                      (583,494)       (68,579)      (567,555)        41,572
                                                -----------    -----------    -----------    -----------

Other Revenues (Expenses):
  Investment income                                   1,703          5,558          3,851         10,338
  Interest expense                                  (10,404)       (10,320)       (17,497)       (21,226)
                                                -----------    -----------    -----------    -----------
  Total Other Revenues (Expenses)                    (8,701)        (4,762)       (13,646)       (10,888)
                                                -----------    -----------    -----------    -----------

Income (Loss) before Income Taxes                  (592,195)       (73,341)      (581,201)        30,684
Provision (Benefit)for Income Taxes                  (8,300)       (24,100)             -         30,400
                                                -----------    -----------    -----------    -----------
Net Income (Loss)                               $  (583,895)   $   (49,241)   $  (581,201)   $       284
                                                ===========    ===========    ===========    ===========
Basic and Diluted Earnings (Loss) per Share     $     (0.30)   $     (0.03)   $     (0.30)   $      0.00
                                                ===========    ===========    ===========    ===========
Weighted average number of shares
  outstanding during the period                   1,925,784      1,925,784      1,925,784      1,925,784
                                                ===========    ===========    ===========    ===========

See notes to financial statements.

                        POLYMER RESEARCH CORP. OF AMERICA
                      STATEMENTS OF CASH FLOWS (UNAUDITED)
                         FOR THE SIX MONTH PERIODS ENDED
                             JUNE 30, 2002 AND 2001
                                   (Unaudited)

                                                                                               2002            2001
                                                                                           -----------    -----------
Cash Flows from Operating Activities:
Net income (loss)                                                                          $  (581,201)   $       284
Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                                              41,556         50,000
                                                                                           -----------    -----------
Subtotal                                                                                      (539,645)        50,284
                                                                                           -----------    -----------
Changes in operating assets and liabilities:
     Accounts receivable                                                                      (122,550)       151,417
     Inventories                                                                                16,280         (9,222)
     Prepaid expenses and other current assets                                                 (31,185)           -0-


     Prepaid and refundable income taxes                                                        47,412        120,959
     Accounts payable  and accrued expenses                                                    116,411         83,459
     Deferred revenue                                                                         (114,269)       (22,723)
                                                                                           -----------    -----------
Increase (Decrease) in net operating assets                                                    (87,901)       323,890
                                                                                           -----------    -----------
Net cash provided by (used by) operating activities
                                                                                              (627,546)       374,174
                                                                                           -----------    -----------
Cash flows from investing activities:

Purchase of equipment
                                                                                                 -0-          (7,607)
                                                                                           -----------    -----------
Net cash used by investing activities
                                                                                                 -0-          (7,607)
                                                                                           -----------    -----------
Cash flows from financing activities:

Capitalized financing costs                                                                   (112,806)           -0-
Mortgage Escrow                                                                                (93,000)           -0-
Payment of note payable and long term debt                                                    (491,668)       (50,614)
Proceeds of mortgage payable                                                                 1,400,000            -0-
                                                                                           -----------    -----------

Net cash provided by (used by) financing activities                                            702,526        (50,614)
                                                                                           -----------    -----------
Net increase (decrease) in cash and cash equivalents                                            74,980        315,953
                                                                                           -----------    -----------
Cash and cash equivalents, beginning of period                                                 861,952        695,585
                                                                                           -----------    -----------
Cash and cash equivalents, end of period                                                   $   936,932    $ 1,011,538
                                                                                           ===========    ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the period for:
     Interest                                                                              $    17,497    $    21,226
                                                                                           ===========    ===========


See notes to financial statements.

                          Notes to Financial Statements
                             June 30, 2002 and 2001


NOTE 1 - BASIS OF PRESENTATION:

The Interim financial statements included herein have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures, normally included in the financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted pursuant to SEC rules and regulations; nevertheless, management of the Company believes that the disclosures herein are adequate to make the information presented not misleading. The financial statements and notes should be read in conjunction with the audited financial statements and notes thereto as of December 31, 2001 included in the Company's Form 10-KSB filed with SEC.

In the opinion of management, all adjustments consisting only of normal recurring adjustments necessary to present fairly the financial position of the Company with respect to the interim financial statements have been made. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business Activity

The Company is engaged in the research and development of the applications of chemical grafting and sells products resulting from such research.

Credit Risk

Financial Instruments that potentially subject the Company to credit risk include investments in United States Treasury bills, notes and other certificates of deposit, government agencies' securities and U.S. Government and New York State mutual bond funds. Future changes in economic conditions may make the investment less valuable.

In addition, financial instruments that potentially subject the Company to credit risk also include accounts receivable. Accounts receivable resulting from research or product sales are not collateralized.

The Company maintains deposits with financial institutions in excess of amounts insured by the FDIC.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from research contracts is recognized upon the satisfaction of the following two criteria: first, client approval of performance of a specific stage of the contract and, second, when collection of the resulting revenue is assured. Revenue from production is recognized when products are shipped for sale to customers.

Deferred Revenue

Deferred revenue represents cash received from customers prior to and in anticipation of research services performed by the Company. As these services are performed, such deferred amount is recognized as revenue according to revenue recognition policies stated above.

Inventories

Inventories are valued at the lower of cost or market, with cost determined using the first-in, first-out method and with market defined as the lower of replacement cost or net realizable value.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

The Company capitalizes leased equipment where the terms of the lease result in the transfer to the Company of substantially all of the benefits and risks of ownership of the equipment.

Depreciation and amortization of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the respective assets as follows:


Transportation equipment                                 3 to 5 years
Machinery & Equipment                                         5 years
Furniture & Fixtures                                    5 to 10 years
Building and improvements                                    40 years
Office equipment under Capital leases                         5 years

Income Taxes

The Company accounts for its income taxes utilizing statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes" which requires that the Company follow the liability method of accounting for income taxes.

The liability method provides that deferred tax assets and liabilities are recorded based on the difference between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as "temporary differences."

Net Earnings per share

The financial statements are presented in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share". Basic earnings per share are computed based upon the weighted average number of common shares outstanding during each year. Diluted earnings per share incorporate the incremental shares issuable upon the assumed exercise of stock options and warrants. In accordance with SFAS 128, diluted earnings per share is not presented in periods during which the are no outstanding options or warrants or during which the company reflects a net loss from operations.

NOTE 3 - Provision for Income Taxes

The provision for income taxes for the first six months ended June 30, 2002 and 2001 is as follows:




                                        2002                2001
                                    ---------             ---------
Federal                           $     0                 $  12,500
State and local                         0                    17,900
                                    ---------             ---------
Total                             $     0                 $  30,400
                                    ---------             ---------



NOTE 4 - Contingencies

At June 30, 2002, the Company was a defendant in various lawsuits which arose in the ordinary course of business. At June 30, 2002, the Company has included a reserve in current liabilities in an amount that management believes is reasonable for legal expenses and potential unfavorable rulings or settlements of these cases. It is management's opinion that the ultimate liability, if any, which might result from the remainder of such actions would not have a material effect on the Company's financial condition.

NOTE 5-Long-Term Debt

On March 15, 2000, the Company entered into a borrowing arrangement with a bank whereby the bank agreed to extend a $500,000 term loan facility to the Company. The Company utilized the facility in full in connection with the balloon mortgage payment on June 1, 2000. The five year term loan was repayable in monthly principal installments of $8,333 plus interest at 8.5% per annum. The loan required the Company to comply with certain financial covenants and to maintain on deposit with the lender no less than $150,000. Simultaneously, the bank extended a $250,000 line of credit facility to the Company. On May 24, 2002 the outstanding balance of the term loan ($301,122) and the line of credit ($150,000) were paid off with the proceeds from a new mortgage loan (see Note
6).

NOTE 6-Mortgage loan

On May 24, 2002, the Company entered into a mortgage arrangement with a bank whereby the bank agreed to extend a mortgage loan and the Company received proceeds of $1,400,000 using the Company building in Brooklyn, New York as collateral. The Company utilized the proceeds to pay off an existing term loan debt of $301,122 and a line of credit of $150,000. The balance will be used for working capital purposes. The fifteen year mortgage loan will be repayable in monthly instalments of $15,044 which includes interest at an initial rate of 10% per annum that is adjustable after 2 years.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.


SEC Registration Fee                            $    53.00
Legal fees and expenses                          12,250.00
Accounting fees and expenses                      3,250.00
                                                ----------
         TOTAL                                  $15,553.00

The foregoing, except for the Securities and Exchange Commission registration fee are estimates.

Item 15.  Indemnification of Directors and Officers

         Section 722 of the Business Corporation Law of New York (the "BCL") empowers a corporation to indemnify any person made, or threatened to be made, a party to an action or proceeding, other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation , or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

         The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

         Section 722(c) of the BCL states that a corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein if such officer or director acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this provision shall be made in respect of
(1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court on which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

         Section 721 of the BCL states that the indemnification and advancement of expenses granted pursuant to, or provided by, this article shall not be deemed exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled, whether contained in the certificate of incorporation or the by-laws or, when authorized by such certificate of incorporation or by-laws, (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled.

         PRCA By-laws, as amended, provide:

                  To the extent permitted and in the manner provided by law, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding. The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of stock-holders or disinterested directors or otherwise, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

Item 16.  Exhibits.


     Exhibit No.                                    Description
     -----------                                    -----------
          5            Opinion of Shapiro Forman Allen & Miller LLP.
        23.1           Consent of Goldstein & Ganz, CPA's, P.C.
        23.2           Consent of Shapiro Forman Allen & Miller LLP.*
        24.1           Power of Attorney - included on signature page.

         * Contained in Exhibit 5.

Item 17.  Undertakings.

         A.       The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
(iii) to include any additional or changed material information on the plan of distribution.

                  (2)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         C.       The undersigned registrant hereby undertakes that:

                  (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424
(b) (1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Brooklyn, New York on October 9, 2002.

                                             POLYMER RESEARCH CORP. OF AMERICA


                                             By: /s/ Carl Horowitz
                                                ------------------
                                                Carl Horowitz
                                                Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors and officers of Polymer Research Corp. of America hereby constitutes and appoints Carl Horowitz his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this Registration Statement, to sign any Registration Statement filed pursuant to Rule 462(b) of the Securities Act of 1933, and to cause the same to be filed with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and desirable to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents or his substitute or substitutes may be lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                      Title                                            Date

/s/ Carl Horowitz              President, Chief Executive Officer               October  9,  2002
-----------------------        and Director
Carl Horowitz

/s/ Irene Horowitz             Senior Vice President                            October  9,  2002
-----------------------        and Director
Irene Horowitz

/s/John Ryan                   Executive Vice President                         October  9,  2002
------------------------       and Director
John Ryan

/s/ Alice J. Barton            Vice President of West Coast                     October  9,  2002
------------------------       and Director
Alice J. Barton


/s/ Jascha Gurevitz            Director                                         October  9,  2002
------------------------
Jascha Gurevitz

/s/ Boris Jody                 Director                                         October  9,  2002
-------------------------
Boris Jody

/s/ Mohan Sanduja              Vice President and Director                      October  9,  2002
-------------------------
Mohan Sanduja, PhD

/s/ Terry J. Wolfgang          Director                                         October  9,  2002
--------------------------
Terry J. Wolfgang

                                  EXHIBIT INDEX

Exhibit No.         Description                                            Page


       5        Opinion of Shapiro Mitchell Forman Allen & Miller LLP*

       23.1     Consent of Goldstein & Ganz, CPA's, P.C.**

       23.2     Consent of Shapiro Mitchell Forman Allen & Miller LLP*

       24.1     Power of Attorney - Included on Signature Page

_________________

*  To be filed by amendment.
** Filed herewith.